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SEC FILE NUMBER
8-70104

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LS Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4 Campus Drive

FEB 24 2025

(No. and Street)

Washington, DC

Parsippany	NJ	07054
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mara Stempler	973-285-4733	mstempler@sfr1.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC

(Name – if individual, state last, first, and middle name)

200 Jefferson Park,Suite 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

10/8/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Mara Stempler, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LS Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Chief Financial Officer

[signature]
Notary Public

Doris M. Stanzione
Notary Public of New Jersey
My Commission Expires May 3, 2028

SEC Mail Processing
FEB 24 2025
Washington, DC

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LS Securities, LLC

STATEMENT OF FINANCIAL CONDITION
(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM)

DECEMBER 31, 2024

LS SECURITIES, LLC

CONTENTS

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
LS Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of LS Securities, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2019.
New York, New York

February 17, 2025

LS Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

ASSETS	
Cash	$ 1,091,618
Referral fees receivable	166,357
Prepaid expenses and other assets	2,880
Total assets	$ 1,260,855
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 31,460
Total liabilities	31,460
Member's equity	1,229,395
Total liabilities and member's equity	$ 1,260,855

The accompanying notes are an integral part of this financial statement.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

LS Securities, LLC (the "Company") is a wholly owned subsidiary of Summit Financial Holdings, LLC (the "Parent"). The Company is registered with the U.S. Securities and Exchange Commission ("SEC") as an introducing broker-dealer. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a limited purpose broker-dealer with its sole business consisting of the receipt of referral fees for referring broker-dealers, hedge funds, and investors to unaffiliated broker-dealers for execution and settlement. The Company does not have any producing registered representatives, customers, or trading operations.

2. Significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company complies with ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Significant judgments are required in the application of the five step model when determining whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company receives referral fees from three unaffiliated broker-dealers, Purshe Kaplan Sterling Investments, Inc. ("PKS"), APW Capital, Inc. ("APWC") and Private Client Services, LLC ("PCS"). Pursuant to a Representative Referral Agreement, PKS, APWC, and PCS agreed to pay the Company an established percentage of commissions, which may be adjusted from time to time, resulting from the securities brokerage business of Summit Referred Registered Representatives ("SRRR's"). Referral fees from PKS, APWC and PCS are the only revenue the Company receives. As the SRRR's generate commissions at PKS, PCS or APWC, the Company is paid by PKS, APWC, or PCS for referral fees on the net revenue. Net revenue is defined in the Referral Agreement as gross revenue after deduction of unpaid required registered representative charges. Referral fee revenue is recognized on a monthly basis at the same time the SRRR's receive their commission payments from PKS, APWC or PCS. The Company believes that its performance obligation is the date the referral of the SRRR's to PKS, APWC or PCS is accepted as there are no significant actions which the Company needs to take subsequent to this date. Variable referral fee amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is

resolved. For variable amounts, as the uncertainty is dependent on the value and or volume of transactions initiated by the SRRR's at future points in time which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the activity is known, which is usually monthly. As of January 1, 2024 and December 31, 2024, there were no contract assets or contract liabilities and referral fees receivable were $145,660 and $166,357, respectively.

Income Taxes

The Company is a limited liability company, and as such does not record a provision for Federal and state income taxes in the accompanying financial statements, as each member of the Parent is responsible for reporting its share of income or loss, as reported for income tax purposes. At December 31, 2024, Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The determination will always be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense.

Allowance for Credit Losses

The Company complies with ASC Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense. The Company identified referral fees receivable as impacted by the new guidance. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards. The Company has not provided an allowance for credit losses at December 31, 2024.

3. Related party transactions

The Company entered into a Services and Expense Sharing Agreement ("ESA") effective June 1, 2019, with an affiliate, Summit Advisor Services LLC ("SAS"). SAS provides the Company with administrative services and employee services for which the Company reimburses on a monthly basis. The Company shall reimburse SAS for its allocable share of all such expenses that are related to the Company's business activities. The Company agreed to pay $23,000 per month for administrative services, employee services, and shared expenses which include technology and office space. Total reimbursements for the year ended December 31, 2024 amounted to $276,000, which is included in Expense sharing services.

The SRRR's associated with PKS, APWC and PCS also serve as Financial Advisors with Summit Financial, LLC, wholly owned by the Parent.

The activities of the Company include significant expense transactions with related parties and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business.

4. Regulatory requirements

Net Capital Rule 15c3-1

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule "15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $1,060,158 which was $1,055,158 in excess of its minimum requirement of $5,000.

Rule 15c3-3

The Company is not exempt from SEC Rule 15c3-3, however, the Company does not hold customers' funds or securities and, therefore, had no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934, throughout the year ended December 31, 2024.

The Company's only purpose is to collect referral fees from other broker-dealers.

5. Off-balance sheet risk

There are no material off-balance sheet arrangements as of December 31, 2024.

6. Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2024, the Company had $841,618 in excess of the FDIC insured limit.

All of the Company's revenue and accounts receivable were derived from three broker-dealers. One of those broker dealers represented 95 percent of total referral fees.

7. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of referral fees only. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. Total assets reviewed by the CODM are comprised of total assets found in the accompanying Statement of Financial Condition. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

8. Subsequent events

The Company has reviewed events that have occurred after December 31, 2024 through the date the financial statements were issued. The Company had no subsequent events requiring adjustment or disclosure.